Issuer Free Writing Prospectus
Filed pursuant to Rule 433
Registration No. 333-223581

AMERICAN EXPRESS COMPANY
$1,250,000,000
3.700% NOTES DUE NOVEMBER 5, 2021

Terms and Conditions

Issuer:	American Express Company

Expected Ratings(1):	A3/BBB+/A (Stable/Stable/Stable) (Moody’s/S&P/Fitch)

Ranking:	Senior unsecured

Trade Date:	November 1, 2018

Settlement Date:

November 6, 2018 (T+3 days). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date hereof will be required, because the Notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. If you wish to trade the Notes on the date hereof, you should consult your own advisors.

Maturity Date:	November 5, 2021

Par Amount:	$1,250,000,000

Benchmark Treasury:	UST 2.875% due October 15, 2021

Benchmark Treasury Price and Yield:	99-29; 2.908%

Re-offer Spread to Benchmark:	+80 bps

Re-offer Yield:	3.708%

Coupon:	3.700%

Public Offering Price:	99.978%

Underwriters’ Discount:	0.250%

Net Proceeds to American Express:	$1,246,600,000 (before expenses)

Interest Payment Dates:	The 5th of each May and November, beginning May 5, 2019

Day Count:	30 / 360

Redemption:

American Express Company may redeem the notes, in whole or in part, on or after the date that is 31 days prior to the Maturity Date at a redemption price equal to the principal amount of the notes being redeemed, together with any accrued and unpaid interest thereon to the date fixed for redemption. The notes may be redeemed prior to the date that is 31 days prior to the maturity date if certain events occur involving United States taxation.

Listing:	The notes will not be listed on any exchange.

Minimum Denominations/Multiples:	Minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof

CUSIP:	025816 BY4

ISIN:	US025816BY42

Joint Book-Running Managers:	Deutsche Bank Securities Inc.
HSBC Securities (USA) Inc.
RBC Capital Markets, LLC
Wells Fargo Securities, LLC
Barclays Capital Inc.

Co-Managers:	Lloyds Securities Inc.
MUFG Securities Americas Inc.
NatWest Markets Securities Inc.
Standard Chartered Bank
TD Securities (USA) LLC

Junior Co-Managers:	Samuel A. Ramirez & Company, Inc.
RedTail Capital Markets, LLC

(1) An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

Standard Chartered Bank will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of FINRA.

The issuer has filed a registration statement (including a base prospectus dated March 12, 2018) and a preliminary prospectus supplement, dated November 1, 2018, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. at 1-800-503-4611, HSBC Securities (USA) Inc. at 1-866-811-8049, RBC Capital Markets, LLC at 1-866-375-6829, Wells Fargo Securities, LLC at 1-800-645-3751 or Barclays Capital Inc. at 1-888-603-5847.